Exhibit 99.2

FLJ GROUP LIMITED

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 20, 2024 (OR ANY ADJOURNMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of FLJ Group Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued class A ordinary shares, par value US$0.0000001 per share and class B ordinary shares, par value US$0. 0000001 per share of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on May 20, 2024 at 8:00 a.m. (Beijing time) at Honor Guest Meeting Room of Hampton by Hilton Taizhou Taixing (1 Wenchang Middle Rd, Taixing, Taizhou, China), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on April 19, 2024 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of class A Ordinary Shares is entitled on a poll to one vote for every such fully paid share held by him and each holder of class B Ordinary Shares is entitled on a poll to ten votes for every such fully paid share held by him. The quorum for the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act directly through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. The resolution put to the vote at the AGM will be decided by poll.

The Ordinary Shares represented by all properly executed proxies and returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote or abstain the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialled on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted or abstained by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Company’s Shanghai office at Room 1610, 917 East Longhua Road, Huangpu District, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 8:00 a.m. on May 18, 2024 (Beijing time) or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Shanghai office at Room 1610, 917 East Longhua Road, Huangpu District, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 8:00 a.m. on May 18, 2024 (Beijing time).

FLJ Group Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on May 20, 2024
(or any adjourned meeting thereof)

We, ____________________ of ____________________, being the registered holder of __________ Class A ordinary shares, par value US$0.0000001 per share / ______________________________ Class B ordinary shares, par value US$0.0000001 per share ( the “Shares”)1 of FLJ Group Limited (the “Company”) hereby appoint _________________, or failing him/her, the Chairman of the annual general meeting of the Company (the “AGM”)2, as our proxy to attend and act on our behalf at the AGM to be held on May 20, 2024 at 8:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll on the ordinary or special resolutions in respect of the matters specified in the Notice of the AGM as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. 2.

ORDINARY RESOLUTIONS

To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2023 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2023.

THAT the authorised share capital of the Company shall be increased from (i) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$ 0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each (the “New Authorised Share Capital”), by the creation of an additional 411,000,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 59,000,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

3.

SPECIAL RESOLUTIONS

THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “FLJ Group Limited” to “XChange TEC.INC” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

4.	THAT immediately following the New Authorised Share Capital and the Name Change becoming effective, the amended and restated memorandum of association and the third amended and restated articles of association of the Company (the “Existing M&A”) be amended to reflect, inter alias, the New Authorised Share Capital and the Name Change, and that the second amended and restated memorandum of association and the fourth amended and restated articles of association produced to the Meeting be approved and adopted in substitution for and to the exclusion of the Existing M&A, and that any one director or the company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the adoption of the second amended and restated memorandum of association and the fourth amended and restated articles of association and to attend to any necessary registration and/or filing for and on behalf of the Company.

Dated__________, 2024	Signature(s)[4] ______________________________

[1]	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.